UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Atento S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

L0427L105

(CUSIP Number)

Celine Loh	Toh Tze Meng
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,478,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,478,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,478,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2% (1)
14.	Type of Reporting Person: CO

(1)

Calculations of the percentage of Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 71,179,765 Ordinary Shares outstanding, as reported in the Company’s Form 6-K filed on June 30, 2020.

1.	Names of Reporting Persons. GIC Special Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,478,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,478,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,478,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2% (1)
14.	Type of Reporting Person: CO

(1)    Calculations of the percentage of Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 71,179,765 Ordinary Shares outstanding, as reported in the Company’s Form 6-K filed on June 30, 2020.

1.	Names of Reporting Persons. Chesham Investment Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,478,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,478,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,478,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2% (1)
14.	Type of Reporting Person: CO

(1)

Calculations of the percentage of Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 71,179,765 Ordinary Shares outstanding, as reported in the Company’s Form 6-K filed on June 30, 2020.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the ordinary shares, no par value, (the “Ordinary Shares”) of Atento S.A., a Luxembourg public limited liability company (société anonyme) (the “Company”), whose principal executive offices are located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC”), GIC Special Investments Pte. Ltd. (“GIC SI”) and Chesham Investment Pte. Ltd. (referred to as “Chesham” and, together with GIC and GIC SI, the “Reporting Persons” and each, a “Reporting Person”). GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. GIC is a private company limited by shares organized under the laws of the Republic of Singapore. GIC SI is a wholly owned subsidiary of GIC and is the private equity investment arm of GIC. GIC SI is a private company limited by shares organized under the laws of the Republic of Singapore. Chesham is an investment holding company organized under the laws of the Republic of Singapore. The principal business address for the Reporting Persons is 168, Robinson Road, #37-01 Capital Tower, Singapore 068912.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Lawrence Wong	5 Maxwell Road #21-00 & #22-00 Tower Block, MND Complex Singapore 069110	Minister for National Development and Second Minister for Finance	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore	Secretariat of the Board of Trustees	Singapore Citizen
University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Koh Boon Hwee	c/o 03-13 Orchard Rendevous Hotel 1 Tanglin Road Singapore 147905	Chairman, Far East Orchard Limited	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

Seck Wai Kwong	10 Marina Boulevard, #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of GIC SI and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen
Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Investment Services Private Markets & Finance, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Deanna Ong Aun Nee	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief People Officer (HR), GIC	Singapore Citizen

The following are each of the executive officers and directors of Chesham and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Bhaskar Dutt	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Chesham	Singapore Citizen

Lau Eng Boon	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director of Chesham	Singapore Citizen

(d) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Closing (as defined below), certain affiliates of Bain Capital (“Bain”), through various parent affiliates of Atento S.A. controlled by Bain beneficially owned 48,520,671 ordinary shares of Atento (the “PIKCo Shares”).

Pursuant to an indenture dated as of May 30, 2014 (the “Indenture”) by and among Atalaya Luxco PIKco, a société en commandite par actions incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 186929, having its registered office at 4, rue Lou Hemmer, L-1748 Findel, Grand Duchy of Luxembourg (“PIKco” or the “Seller”) as issuer, Atalaya PIKco, a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“PIKCo GP”) and Atalaya Luxco Topco, a partnership limited by shares (société en commandite par actions) organized under the laws of Luxembourg (together with the Seller and PIKCo GP, the “Atalaya Entities”) as security providers, Citibank, N.A., London Branch, as security agent and as trustee (the “Trustee”), the Seller issued 11.50%/13.25% senior PIK notes due 2020 (the “Senior PIK Notes”). In connection with the issuance of the Senior PIK Notes, PIKCo GP pledged 100% of the shares in PIKco as security for the Senior PIK Notes (the “Collateral”). As the maturity date of the Senior PIK Notes approached, GIC engaged in discussions with the Atalaya Entities regarding the forfeiture of a portion of the PIKCo Shares in lieu of the forfeiture of the Collateral securing the Senior PIK Notes held by GIC/Chesham in order to satisfy the obligations of the Atalaya Entities under the Senior PIK Notes held by GIC/Chesham. The Seller and GIC/Chesham ultimately negotiated a share transfer agreement to effect such exchange, as further described below. Prior to the Closing, Chesham held €111,524,660 principal amount of the Senior PIK Notes. Chesham had acquired the Senior PIK Notes as part of its regular investing activities.

In connection with the closing (the “Closing”) on June 24, 2020 (the “Closing Date”) of the transactions contemplated by the share transfer agreement (“Share Transfer Agreement”), dated as of May 6, 2020, by and among the Seller, Chesham, the Company and certain other holders of Senior PIK Notes, the Seller transferred to Chesham an aggregate of 16,478,978 Ordinary Shares in the Company (the “GIC Shares”) as consideration for Chesham’s surrender of its €111,524,660 principal amount of the Senior PIK Notes.

Item 4.	Purpose of Transaction.

The Reporting Persons invested in the Senior PIK Notes, and ultimately took control of the GIC Shares, for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. Subject to the agreements described herein, the Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Ordinary Shares, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Pursuant to its right to designate one nominee for election to the Board under the Director Nomination Agreement (defined in Item 6 below), Chesham designated Mr. Roberto Rittes, the CEO of Nextel Telecom, to serve as a member of the Board. In such capacity, Mr Rittes and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 71,179,765 Ordinary Shares outstanding.

The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Chesham directly holds 16,478,978 Ordinary Shares.

Chesham is controlled and managed by GIC SI, which is a wholly owned subsidiary of GIC. In such capacities, each of GIC SI and GIC shares with Chesham the power to vote and dispose of the Ordinary Shares deemed to be beneficially owned by Chesham.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Ordinary Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

Neither the filing of this Schedule 13D nor any of its contents, including without limitation the disclosure herein regarding the Share Transfer Agreement (defined in Item 6 below), shall be deemed to constitute an admission that the Reporting Persons, or any of the other holders of the Senior PIK Notes who were party to the Share Transfer Agreement (referred to herein as the “Other Participating Holders”), are members of any “group” for purposes of Section 13(d) of the Exchange Act. The Other Participating Holders have separately made (or are expected to make) Schedule 13D filings reporting the Ordinary Shares they may be deemed to beneficially own. Collectively, the Reporting Persons believe that they and the Other Participating Holders beneficially own an aggregate of 46,817,886 Ordinary Shares, representing approximately 65.8% of the outstanding Ordinary Shares. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by the Other Participating Holders.

(c) Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Share Transfer Agreement and is incorporated herein by reference.

Share Transfer Agreement

On May 6, 2020, the Seller, Chesham, the Company and certain other holders of Senior PIK Note executed the Share Transfer Agreement. Pursuant to the Share Transfer Agreement, the Seller sold Ordinary Shares it held in return for the surrender of Senior PIK Notes held by Chesham. The sale of the Seller’s Ordinary Shares pursuant to the Share Transfer Agreement (the “Transfer”) was contingent upon, among other things, certain regulatory requirements being met.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of May 6, 2020, by and among Chesham, the Company and the other holders of Senior PIK Notes who were party to the Share Transfer Agreement (the “Registration Rights Agreement”), the Company has granted certain demand and piggyback registration rights with respect to the Ordinary Shares that were transferred pursuant to the Share Transfer Agreement.

Pledge Agreements

Pursuant to one or more Pledge Agreements (the “Pledge Agreements”), a form of which is attached as Exhibit 4, the Seller pledged 712,963 Ordinary Shares in the Company for the benefit of the Buyers in accordance with the terms and conditions of such pledge agreement(s). The pledged Ordinary Shares secure certain indemnification obligations of the Atalaya Entities.

Director Nomination Agreement

Pursuant to the Director Nomination Agreement between Chesham and the Company, dated as of May 6, 2020 (the “Director Nomination Agreement”), for so long as Chesham beneficially owns 12.5% or more of the total number of outstanding Ordinary Shares of the Company, Chesham shall have the right (but not the obligation) to nominate to the Board one Class III director and the Board shall, (i) include such individual in the slate of nominees recommended to the shareholders of the Company (the “Shareholders”) for election as a director of Class III at any annual or special general meeting of the Shareholders at which directors of Class III are to be elected and (ii) if applicable, appoint such individual as a director of Class III at any Board meeting at which directors of Class III are to be appointed by cooptation and whose final appointment shall be resolved at the next general meeting of the Shareholders.

Pursuant to the Director Nomination Agreement, Chesham agreed that during the 24-month period following its acquisition of the GIC Shares, Chesham will not sell, assign, transfer, pledge hypothecate, encumber or otherwise dispose of the GIC Shares without the written permission of the Company. Transfers between GIC-controlled funds are excluded from such restrictions, subject to certain conditions.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Share Transfer Agreement, dated as of May 6, 2020, by and among Atalaya Luxco PIKco, Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II, Chesham Investment Pte. Ltd., Taheebo Holdings LLC and Atento S.A.

3	Registration Rights Agreement, dated as of May 6, 2020, by and among Atento S.A. and the entities listed on Schedule A thereto.

4	Form of Share Pledge Agreement, by and among Atalaya Luxco PIKco, Mezzanine Partners II Offshore Lux S.à r.l. II, Mezzanine Partners II Onshore Lux S.à r.l. II, Mezzanine Partners II AP LUX S.à r.l. II, Chesham Investment Pte. Ltd., an entity to be designated by Farallon Capital Management, L.L.C. and Atento S.A.

5	Director Nomination Agreement by and between Atento S.A. and Chesham Investment Pte. Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

CHESHAM INVESTMENT PTE. LTD.

By:	/s/ Bhaskar Dutt
Name:	Bhaskar Dutt
Title:	Director

July 6, 2020

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).